Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vast Therapeutics, Inc.
615 Davis Dr. Suite 800
Morrisville, NC 27560
www.vasttherapeutics.com

Up to $1,235,000.00 in Series B Preferred Stock at $1.04
Minimum Target Amount: $20,800.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Vast Therapeutics, Inc.
Address: 615 Davis Dr. Suite 800, Morrisville, NC 27560
State of Incorporation: DE
Date Incorporated: April 05, 2017

Terms:

Equity

Offering Minimum: $20,800.00 | 20,000 shares of Series B Preferred Stock
Offering Maximum: $1,235,000.00 | 1,187,500 shares of Series B Preferred Stock
Type of Security Offered: Series B Preferred Stock
Purchase Price of Security Offered: $1.04
Minimum Investment Amount (per investor): $468.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives and Bonuses*</p>

Loyalty Bonus | 20% Bonus Shares

As you are a valued stakeholder in KNOW Bio, LLC or a designated friend/family member of the Vast Therapeutics team, you are eligible for 20% additional bonus shares on top of your investment.

Time-Based Perks

Early Bird 1

Invest $5,000+ within the first week and receive 5% bonus shares.

Early Bird 2

Invest $10,000+ within the first week and receive 10% bonus shares.

Early Bird 3

Invest $15,000+ within the first month and receive 10% bonus shares.

Early Bird 4

Invest $50,000+ within the first month and receive 15% bonus shares.

Amount-Based Perks

Tier 1

Invest $1,000 and be eligible to receive a quarterly newsletter from the CEO tailored to the StartEngine shareholder base and 3% bonus shares

Tier 2

Invest $7,500 and receive 5% bonus shares

Tier 3

Invest $25,000 and receive a private virtual Q&A with the CEO and 10% bonus shares

Tier 4

Invest $100,000 and receive a VIP invitation for an onsite tour of the research lab, lunch and Q&A with the Vast management team, and 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Vast Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $1.04/ share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $104. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Vast Therapeutics, Inc. ("Vast" or the "Company") is a clinical-stage life science company focused on breaking the debilitating cycle of chronic infection and inflammation in respiratory diseases. This underlying problem creates a significant health issue that affects patients across the entire spectrum of respiratory diseases in the US and abroad. 500 million individuals worldwide suffer from chronic lung disease.

Specific disease names range from rare orphan diseases like Cystic Fibrosis (CF, ~40,000 affected in the U.S.) to highly prevalent Chronic Obstructive Pulmonary Disease in elderly adults (COPD, ~16,000,000 affected in the U.S.). Regardless of the number impacted, each disease creates a life changing burden of care for the patients and their families.

While there are several respiratory diseases with high unmet medical needs, the initial efforts at Vast are concentrated on population segments whose lungs are colonized with the life-threatening bacteria Pseudomonas aeruginosa ("Pseudomonas"). It is now well established that when Cystic Fibrosis and Non-Cystic Fibrosis Bronchiectasis ("NCFB"), patients are colonized with Pseudomonas, it leads to higher rates of hospitalization and mortality. Cough, excessive sputum, and difficulty breathing become part of everyday life, leading to exacerbations, chronic airflow obstruction, and progressive loss of lung function.

The heavy use of antibiotics to treat these diseases has led to toxicities observed with chronic use and antibiotic resistance (further complicating effective treatment). Now bacteria are evolving defense mechanisms against the most powerful drugs, creating a global public health problem. This is such a significant health issue that the CDC and the WHO have identified it as a priority. A recent study suggests more than 39 million people could die over the next 25 years due to antibiotic-resistant infections.

These problems create high unmet medical needs and an opportunity to improve and extend life for thousands of people living with antibiotic-resistant pathogens like Pseudomonas. Within CF, Pseudomonas remains a significant challenge to those adult patients who were not fortunate enough to get modulators at a young age and for those ~10% of individuals with genetics that make them ineligible for corrective therapy.

Vast has a new solution.

Nitric oxide-based medicines have the potential to reshape the standard of care in the treatment of chronic lung diseases. Nitric oxide is a natural molecule synthesized by the body that maintains homeostasis of blood flow, neurotransmission, and immune response. In many respiratory diseases, the ability to make enough nitric oxide is compromised. This leads to failures in the lungs' ability to transport oxygen, keep inflammation in check, and fight off invading pathogens.

Our technology platform is designed to stabilize nitric oxide, deliver it via inhalation, and target the release in the lung where patients need it the most, aiming to address the complex mosaic of factors that lead to a decline in quality of life.

Our Nitric Oxide Platform

Our nitric oxide-releasing medicines are ideal for disrupting the unending cycle of infection/inflammation caused by Pseudomonas in CF, NCFB, and COPD, totaling a $5.5B target market opportunity in the U.S. To reach these patients, our pipeline includes candidates designed to deliver broad-spectrum antimicrobial activity with minimal toxicity and no risk of emerging drug resistance. The resulting patent portfolio we have assembled is comprised of assets developed internally as well as key licensed patents and applications in the field of nitric oxide.

Nitric oxide is one of the most researched molecules in human physiology. As a fundamental part of host` immune response, cells of the immune system naturally generate nitric oxide to kill bacteria, fungi, and viruses. Due to the multiple

ways nitric oxide kills bacteria they do not develop resistance like they do to traditional antibiotics.

While the powerful benefits of nitric oxide have long been recognized, there is a scarcity of nitric oxide-based medicines on the market due to the challenges associated with controlling the release and delivery of nitric oxide because it is a gas in its natural state. Early data indicates the following key components of our nitric oxide chemistry platform pioneered by Founder, Dr. Mark Schoenfisch (UNC-Chapel Hill) overcome these limitations:

Our proprietary chemistry enables us to chemically store large amounts of nitric oxide in drug form. The advantages of our approach include stability, high storage capacity, targeted delivery, and what we believe is an attractive safety profile.

Our inhalation science allows us to customize the drug delivery method for the relevant sites within the lung while considering physician and patient preferences. The ability to create inhalable compositions for nebulization or future dry powder dosage forms allows for the creation of differentiated, first-in-class product candidates.

ALX1 Drug Candidate

There is a high need for effective new treatments to eradicate Pseudomonas and other drug-resistant bacteria in an effort to combat the global public health threat of antibiotic resistance. Based on superior efficacy compared to tobramycin in animal models, we believe our lead product candidate, known as ALX1, has the potential to eliminate Pseudomonas in the lungs of patients and also target the unchecked inflammation that occurs in many chronic lung diseases.

We believe ALX1 is ready for Phase 1 clinical trials:

Quality manufacturing at kilogram scale with >98% purity

Full Phase 1 enabling toxicology program

Efficacy in five preclinical models of chronic airway disease

Approved Investigational New Drug (IND) application with the FDA

If successful, ALX1 may eventually become part of the standard-of-care treatment regimen for many airway diseases. Our clinical plan is to first establish safety in adult healthy volunteers through the conduct of single and multiple ascending dose studies. Completion of Phase 1 in healthy volunteers then enables Phase 2 proof-of-concept testing in patients with specific diseases in the broader population with significant commercial upside.

Future Growth Opportunities

Enabled by what we learn in the clinical trials with CF and NCFB patients, we plan to pursue additional respiratory diseases. These applications could include but are not limited to the treatment of Non-Tuberculous Mycobacterium (NTM) infections, as well as bigger diseases like COPD (the 3rd leading cause of death in the U.S.). Given the size of the unmet need remaining in these populations coupled with the existing network of non-profit organizations supporting clinical research and development in these disease areas, there are significant non-dilutive, revenue-generating partnership opportunities. Exemplary organizations identified for potential collaboration include:

· Cystic Fibrosis Foundation (CFF)

· COPD Foundation

· National Institutes for Allergy and Infectious Diseases (NIAID)

· Biomedical Advanced Research and Development Authority (BARDA)

· Bill & Melinda Gates Foundation

We are committed to meeting our corporate objectives of delivering commercially viable treatments to patients in a number of indications and geographies.

Vast engages in research and development activities toward new medicines that require the U.S. Food and Drug Administration (FDA) or similar regulatory bodies internationally, prior to the launch of any new therapeutics. All of our products will require extensive nonclinical and clinical testing in human subjects to provide evidence of safety and efficacy for their intended use in specific populations. Highly regulated pharmaceutical development is a capital-intensive business and will require future financings.

Vast Therapeutics is creating patent barriers to market entry and currently owns exclusive licenses for 20 issued patents and several pending applications covering nitric oxide-releasing technologies for use in the respiratory field. Vast believes it has the freedom to operate with our ALX1 development program. Vast's nitric oxide-releasing prodrug platform and our lead candidate ALX1 are protected by a global patent portfolio including filings of assets developed internally, and key licensed patents and applications in the field of nitric oxide delivery from UNC-Chapel Hill. The expanding portfolio summarized in the table below includes patents and applications for compositions of matter as well as methods of use. The patent portfolio has been designed to support the business model and enable potential commercialization by licensing ALX1 in targeted areas including licensed fields based on geography, pathogen, or disease state.

Company History & Corporate Structure

The Company was originally incorporated as Novoclem Therapeutics, Inc. on April 5, 2017, under Delaware law. On May 17, 2018, the Company changed its name to Vast Therapeutics, Inc.

Our parent company, KNOW Bio, LLC, was founded in Durham, NC and under North Carolina law in December 2015. Vast has been a majority-owned (>80%) subsidiary of KNOW Bio since its inception. The parent company is a privately held life science company with a corporate strategy to form subsidiaries focusing on specific therapeutic areas, diseases or conditions utilizing our proprietary technologies and assemble teams of experienced personnel for each subsidiary. KNOW Bio provides capital for the startup, support services, facilities and, in certain cases, research assistance. Vast Therapeutics is assessed a management fee for such services. Each subsidiary's basic operations are funded via convertible debt under an executed Promissory Note. As a C-corp, Vast Therapeutics has its own set of financials and governance structure.

The Company's Intellectual Property ("IP"):

The Company was granted an exclusive right to use patents protecting ALX1 in the U.S. and international markets for patents filed with the USPTO and in Foreign jurisdictions in a License Agreement dated November 27, 2017, as amended. The Vast Therapeutics' IP portfolio for nitric oxide-based medicines in the respiratory field includes issued patents and pending applications that protect our drug candidates. Specifically pertaining to the ALX1 lead candidate, there are more than 20 filings with one issued case thus far. As most of these are recent inventions, the patent life remaining on ALX1 would run through at least 2041. In exchange for the exclusive right to use the Patents, the Company provided consideration including sharing in costs in patent prosecution and granting equity in the Company to KNOW Bio, LLC. Vast owes no further royalties or milestone payments of the IP protecting its ALX1 drug candidate.

In addition to this, Vast has other IP that it has developed including trade secrets, copyrights, and trademark rights.

Inside Investments Made in this Offering

The following insiders of Vast Therapeutics, Inc. have participated or intend to participate in the company's Regulation Crowdfunding offering. An "insider" includes, but is not limited to, corporate officers and members of the board of directors, and direct family members or members of the household of any of these personnel. Direct family members include parents, spouses, and children. These transactions are considered related-party transactions under applicable securities regulations:

· KNOW Bio, LLC, a greater-than-20% shareholder, has already invested $60,000.72 in this offering.

· Charles Swoboda, Chairman of the Board, has already invested $30,000.88 in this offering.

· Nate Stasko, Chief Executive Officer, has indicated his intent to invest $3,000.40 in this offering.

These investments reflect the confidence of Vast Therapeutics' insiders in the company's potential and align with the company's goal of fostering long-term growth.

Competitors and Industry

Given the size of the unmet need and number of patients requiring therapy, the respiratory therapeutics industry is led by major pharmaceutical companies including Johnson & Johnson (JNJ), Amgen (AMGN), AstraZeneca (AZN), Bristol-Myers Squibb (BMY), Roche Holding AG (RHHBY), Novartis (NVS), and Vertex Pharmaceuticals (VRTX). These organizations have the global operations infrastructure to successfully market and sell innovative medicines in the U.S. and major international markets. All of these large-cap companies have company values north of $100 Billion and depend on smaller companies like Vast to develop innovative medicines that can be acquired to replenish their pipelines.

Competitors:

Insmed Inc. - brensocatib

Verona Pharma - ensifentrine

Zambon Pharma - colistimethate sodium

We believe our nitric oxide approach is a potential first-in-class therapy. When we dose our first patient in the planned Phase 1 clinical trial, Vast Therapeutics could be the first company to advance a stabilized nitric oxide-releasing prodrug for inhalation in a human. We have overcome the chemistry and engineering obstacles to store nitric oxide gas in liquid form and now are positioned to target its delivery effectively to the airways surface of the lungs. Derived from the human body, we know nitric oxide can exert its intended biological activity if targeted appropriately. Our team's goal is to deliver the right amounts, at the right time, and in the right place for optimal therapeutic benefit. Further clinical validation of our approach is required.

The advantages of using nitric oxide to combat chronic lung disease include:

Dual mechanism of action – anti-inflammatory and antimicrobial effects in one molecule

Direct and indirect activity on bacteria embedded in microbial biofilms

Kills bacteria with no emergence of antibiotic resistance

To date, nonclinical studies show a potential enhanced safety profile compared to current antibiotics and corticosteroids

Our drug could be used continuously for long periods of time, not requiring the "on-off" cycling required by some current treatments that have systemic toxicities or concerns of resistance.

The naturally-derived activity of nitric oxide may be beneficial in a number of chronic lung diseases. This ALX1 candidate has the potential to help a myriad of diseases and has future potential in multiple markets. We believe we are not restricted to a single disease with a single target. The breadth of patients that we can treat is truly vast.

Current Stage and Roadmap

The U.S. Food and Drug Administration (FDA) has reviewed our investigational new drug (IND) application and has approved the ALX1 drug candidate for testing in human subjects. The IND comprises years of research and development activities including the chemistry, manufacturing, and control information to reproducibly manufacture the new drug. Our nonclinical program demonstrates the safety and efficacy of the drug candidate in representative animal models which have been utilized to predict the ranges of doses that project to be safe and potentially effective at reducing pathogenic bacteria and inflammation in humans.

Vast plans to complete Phase 1 human clinical trials in the 1H of 2025. That trial will take approximately 6 months with data on the safety, tolerability, and systemic distribution of the drug being available in the 2H 2025. Subject to the availability of future financing, Vast would next initiate Phase 2 clinical development in the 2H of 2025 with one or more small proof-of-concept trials that answer the fundamental question "Does it work in a human?" These trials will target key markers of disease and will help determine the appropriate patient populations for use in late-stage trials. Clinical data readouts could be available as early as 2026.

The Team

Officers and Directors

Name: Nate Stasko, PhD

Nate Stasko, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: April, 2022 - Present
  Responsibilities: I oversee all of the product development disciplines responsible for pursuing registration of company products with the U.S. Food and Drug Administration (FDA). I am also responsible for the overall business direction and financial viability of the organization. Nate currently receives annual salary compensation of $360,000 and works 45 hours a week on average for this role.

Other business experience in the past three years:

- Employer: KNOW Bio
  Title: Senior Strategic Advisor
  Dates of Service: March, 2019 - Present
  Responsibilities: Senior Strategic Advisor requiring 1 hour per week of time.

Other business experience in the past three years:

- Employer: EmitBio, Inc.
  Title: Chief Scientific Officer
  Dates of Service: April, 2020 - February, 2022
  Responsibilities: Chief Scientific Officer

Name: Charles Swoboda

Charles Swoboda's current primary role is with KnowBIO LLC. Charles Swoboda currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Chairman
  Dates of Service: January, 2021 - Present
  Responsibilities: Lead the board, provide strategic guidance, risk management oversight. Charles receives salary compensation of $5,000 per year for this role.

Other business experience in the past three years:

- Employer: KnowBIO LLC
  Title: Board Member
  Dates of Service: November, 2022 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Ryder
  Title: Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Director

Name: George Stephen DeCherney

George Stephen DeCherney's current primary role is with UNC School of Medicine. George Stephen DeCherney currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2018 - Present
  Responsibilities: Attend Board meetings. Advise on medical matters. Dr. DeCherny does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Aisling Health Services
  Title: Board Chair
  Dates of Service: May, 2024 - Present
  Responsibilities: Co-Founder

Other business experience in the past three years:

- Employer: Helios Clinical Research
  Title: Chair
  Dates of Service: May, 2021 - Present
  Responsibilities: Co-Founder

Other business experience in the past three years:

- Employer: UNC School of Medicine
  Title: Professor
  Dates of Service: September, 2009 - Present
  Responsibilities: Faculty

Name: John Oakley

John Oakley's current primary role is with KNOW Bio LLC. John Oakley currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: July, 2017 - Present
  Responsibilities: Responsible for accounting, treasury and tax efforts at Vast Therapeutics. John does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: KNOW Bio LLC
  Title: COO, CFO
  Dates of Service: February, 2018 - Present
  Responsibilities: Lead the Company in all aspects.

Other business experience in the past three years:

- Employer: Revian, inc.
  Title: CEO
  Dates of Service: December, 2022 - Present
  Responsibilities: Lead the Company in all aspects

Name: Mark Schoenfisch

Mark Schoenfisch's current primary role is with KnowBIO, LLC. Mark Schoenfisch currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director & Chief Scientific Officer
  Dates of Service: January, 2017 - Present
  Responsibilities: As Professor of Chemistry at UNC-Chapel Hill and Founder of Vast, I have served to transfer technology and IP originating from my academic laboratory at the University of North Carolina to the company. Mark currently receives annual salary compensation of $120,000 for this role.

Other business experience in the past three years:

- Employer: KnowBIO, LLC
  Title: Director
  Dates of Service: September, 2016 - Present
  Responsibilities: I also serve as Director of Vast's parent company, KNOW Bio, LLC.

Name: Paul Bruinenberg

Paul Bruinenberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer (CMO)
  Dates of Service: March, 2024 - Present
  Responsibilities: Responsible for defining the clinical development strategy, expediting the development compounds and overseeing the implementation of clinical studies that could change the overall paradigm of treating chronic inflammatory lung diseases from all phases of development (discovery, non-clinical and Phase I-IV). My responsibilities include but are not limited to clinical strategy, protocol development, study conduct and interaction with regulatory authorities. Paul currently receives salary compensation in the amount of $300,000 per year for this role.

Other business experience in the past three years:

- Employer: TB Alliance
  Title: Senior Medical Officer
  Dates of Service: March, 2017 - July, 2023
  Responsibilities: Responsible for expediting the development compounds and overseeing the implementation of clinical studies that could change the overall paradigm of treating Tuberculosis lung diseases from all phases of development (discovery, non-clinical and Phase I-IV). My responsibilities include but are not limited to clinical

strategy, protocol development, study conduct and interaction with regulatory authorities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series B Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series B Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are an early-stage company and have not yet generated any profits

Vast Therapeutics, Inc. was formed on 04 05, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vast Therapeutics, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Risks of Drug Development

Drug development is a highly regulated, lengthy, expensive process with an uncertain outcome, and results of earlier studies might not be predictive of future trial results. Our product candidates may pose safety issues, cause adverse events, have side effects, or have other properties that could delay or prevent their clearance of regulatory hurdles and ultimate approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Product Development Risk

For certain target indications, well-defined clinical and regulatory pathways do not exist, increasing the uncertainty of achieving marketing authorization for our products in one or more respiratory diseases.

Risks associated with nitric oxide

We specialize in nitric oxide-based product candidates. As such, there are program-specific risks given the nature of our proprietary approach including: o Nitric oxide gas is a critical raw material used in the synthesis of our drug candidates. We rely or intend to rely on third parties for the supply of this chemical so, if these third parties do not successfully carry out their contractual duties or encounter supply chain delays, our development efforts could be stopped, delayed, or made less profitable; and Our proprietary chemistry requires high-pressure manufacturing of corrosive gases, limiting the number of commercially-available third parties to make and manufacture our drug candidates at scale, which may result in additional capital demands, delays as drug development progresses, and/or failure to achieve marketing approval.

Regulatory Risk

For certain target indications, well-defined clinical and regulatory pathways do not exist, increasing the uncertainty of achieving marketing authorization for our products in one or more respiratory diseases.

Third Party Coverage of Pharmaceuticals

Even if we obtain marketing approval for any product candidates, the products may become subject to unfavorable third-party coverage or reimbursement policies.

All of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

The Chief Executive Officer has other professional commitments outside the Company

Dr. Nate Stasko, the Chief Executive Officer of Vast Therapeutics, currently serves in a limited capacity as an advisor to KNOW Bio, LLC, a related company with overlapping leadership. Although Dr. Stasko transitioned to full-time employment at Vast Therapeutics in 2022 and his role at KNOW Bio is described as primarily observational, this dual involvement presents potential risks to investors. Investors should carefully evaluate this arrangement and its potential impact on the Company's operations and leadership effectiveness.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
KNOW Bio, LLC (Managed by F. Neal Hunter; Beneficially owned [>20%] by Reedy Creek Investments LLC)	36,132,717	Common Stock	75.4%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,187,500 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 45,417,327 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 7,673,874 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also includes 1,595,952 shares to be issued pursuant to stock options issued.

Series A Preferred Stock

The amount of security authorized is 4,490,000 with a total of 2,515,000 outstanding.

Voting Rights

The holders of Series A Preferred Stock are entitled to vote together with the holders of Common Stock on an as-converted to Common Stock basis.

Material Rights

Dividends. The holders of each series of Preferred Stock shall be entitled, on a pari passu basis, when and if declared by the Board of Directors, consistent with Delaware law, to cash dividends and distributions out of funds of the Corporation legally available for that purpose. With respect to the declaration, payment and setting apart of dividends, other than in Common Stock, whether of cash, securities of the Corporation, securities of other persons, evidences of indebtedness, assets, or rights to acquire any of the above, the holders of Preferred Stock shall be entitled to participate with the Common Stock and receive, before any dividends shall be declared and paid upon or set aside for the Common Stock, the same dividends or distributions, on an as-converted basis, as are proposed to be distributed to the holders of Common Stock. Each share of Preferred Stock shall be treated for purposes of such participation as being equal to the number of shares of Common Stock (which may be a fraction) into which such share could then be converted.

Preferential Payments to Holders of Series A Preferred Stock. Upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Sales Transaction (as defined below), after the payment in full of the Senior Liquidation Amount required to be paid to the holders of shares of the Series B Preferred Stock, the holders of outstanding shares of Series A Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series A Initial Price (as defined below), or (ii) the amount they would receive if the Series A Preferred Stock was converted into Common Stock pursuant to its terms immediately prior to the Sales Transaction, from proceeds on a liquidation of the Corporation (the "Junior Liquidation Amount"). If, after the payment in full of the Senior Liquidation Amount to the holders of the Series B Preferred Stock, the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series A Preferred Stock of all amounts distributable to them under this Section 2(b), then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series A Preferred Stock on a pari passu basis in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Consolidation, Merger, etc. A "Sale Transaction" shall mean (i) any merger, amalgamation, reorganization, consolidation or other transaction involving the Corporation and any other corporation or other entity or person in which the persons who were the stockholders of the Corporation immediately prior to such merger, amalgamation, reorganization, consolidation or other transaction own less than fifty percent (50%) of the outstanding voting shares of the surviving or continuing entity after such merger, amalgamation, reorganization, consolidation or other transaction; (ii) the sale, exchange or transfer by the Corporation's stockholders, in a single transaction or series of related transactions, of all of the voting shares of the Corporation; (iii) the sale, transfer, disposal or exclusive lease or sublicense (to the exclusion of the Corporation itself) of material intellectual property rights licensed or held by the Corporation; or (iv) the sale or license of all or substantially all of the assets of the Corporation.

Mandatory Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the occurrence of a closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Corporation to the public with gross proceeds of at least $30 million (an "IPO"). In addition, each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the affirmative vote of the holders of at least a majority of the then-outstanding shares of the applicable series of Preferred Stock, voting separately as a single class.

Series B Preferred Stock

The amount of security authorized is 6,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Preferred Stock.

Material Rights

Dividends. The holders of each series of Preferred Stock shall be entitled, on a pari passu basis, when and if declared by the Board of Directors, consistent with Delaware law, to cash dividends and distributions out of funds of the Corporation legally available for that purpose. With respect to the declaration, payment and setting apart of dividends, other than in Common Stock, whether of cash, securities of the Corporation, securities of other persons, evidences of indebtedness, assets, or rights to acquire any of the above, the holders of Preferred Stock shall be entitled to participate with the Common Stock and receive, before any dividends shall be declared and paid upon or set aside for the Common Stock, the same dividends or distributions, on an as-converted basis, as are proposed to be distributed to the holders of Common Stock. Each share of Preferred Stock shall be treated for purposes of such participation as being equal to the number of shares of Common Stock (which may be a fraction) into which such share could then be converted.

Liquidation Preferential Payments to Holders of Series B Preferred Stock. Upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Sales Transaction (as defined below), the holders of outstanding shares of Series B Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series B Initial Price (as defined below), or (ii) the amount they would receive if the Series B Preferred Stock was converted into Common Stock pursuant to its terms immediately prior to the Sales Transaction, from proceeds on a liquidation of the Corporation (the "Senior Liquidation Amount"). If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series B Preferred Stock of all amounts distributable to them under this Section 2(a), then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series B Preferred Stock on a pari passu basis in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Mandatory Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the occurrence of a closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Corporation to the public with gross proceeds of at least $30 million (an "IPO"). In addition, each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the affirmative vote of the holders of at least a majority of the then-outstanding shares of the applicable series of Preferred Stock, voting separately as a single class.

Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F for further material rights information.

Preferred Stock

The amount of security authorized is 4,826,458 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

General, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided.

What it means to be a minority holder

As a minority holder of Series B Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Biotechnology companies typically operate for 5-10 years before generating revenue from products they develop given the lengthy drug development process and regulatory hurdles imposed by the Food and Drug Administration (FDA). Our business model does not rely on revenue generation to fund operations or return value to shareholders. Vast Therapeutics will use the proceeds from equity transactions (both now and in the future) to advance its programs until a monetization event; either accessing the public markets or conducting a funding-based transaction with large pharma.

Foreseeable major expenses based on projections:

The major expenses for Vast are related to the testing required by the FDA in both humans and animals to demonstrate the safety and efficacy of our ALX1 drug candidate. The forecast costs will include the trial costs associated with running Phase

1, Phase 2, and potentially Phase 3 trials along with the rodent and non-rodent toxicology studies required to enable the dosing durations of those trials.

Specifically with respect to the Phase 1 milestone, $3M dollars of clinical and nonclinical expenses are forecasted to complete the single ascending dose and multiple ascending dose Phase 1 trial in healthy volunteers as agreed upon by the FDA.

Future operational challenges:

Future operational challenges could include scaling the drug candidate for commercial distribution, enrollment and execution of large multi-national clinical trials, and the reliance on third-party contract organizations to complete many tasks in the product development lifecycle. These and others are appropriately outlined in RISK FACTORS.

Future challenges related to capital resources:

Drug development is a capital-intensive business, requiring increasing amounts of capital the further we advance the ALX1 drug candidate. Future equity financings will be required to maximize the value of the asset.

Future milestones and events:

The continued success of our non-dilutive financing efforts will make a significant impact on the future value-creation potential of our Company. Our previous investors recognize these grants as an invaluable component of their investment thesis. First, federal and state funds extend the capital runway of the organization as a direct offset of critical research and development activities. Second, the scientific peer review helps non-healthcare specialist investors by having an extra layer of diligence over both the scientific approach and level of innovation.

Given the size of the unmet need remaining in these disease populations and the existing network of non-profit organizations supporting clinical research and development in chronic lung diseases, we believe significant non-dilutive revenue-generating potential relationships also exist. Organizations identified for potential partnership/collaboration include the Cystic Fibrosis Foundation and the COPD Foundation.

Vast has assembled an intellectual property portfolio exceeding 40 filings of assets developed internally, and key licensed patents and applications in the field of nitric oxide delivery. Once first-in-human Phase 1 safety studies are complete for ALX1, a clinical-stage asset with a safety profile has immense licensing and partnering potential with a number of global pharmaceutical entities that have stated strategic interest in the respiratory disease space (e.g., Johnson & Johnson, Grifols, Boehringer Ingelheim, Shionogi). As development progresses, Vast will look to partner with one of these major players to explore disease beyond our current focus and/or to execute late-stage clinical development and fulfill the commercial vision for our program.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2024, the remaining amount available under the existing line of credit under the Promissory Note with KNOW Bio, LLC (described below) is greater than $3,000,000.

The Company maintains a minimal cash balance outside of the expenses paid for via the Promissory Note. As of September 30, 2024, the Company had $46,632 cash on hand.

Vast has financed its operations for the past several years under this arrangement.

In 2023, the Company has accrued liability of $1,500,000 as an estimate for the amounts due that have yet to be invoiced from preclinical work performed by an unrelated third party. Should this disputed invoice become due at any point in the future, such liability would be covered the use of proceeds of future equity financings or via the existing line of credit under the convertible debt arrangement with KNOW Bio, LLC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

To achieve the drug development objectives toward FDA approval, including the Phase 1 clinical safety program, the funds from this campaign are critical.

The Company could continue operating using a combination of non-dilutive grant funding and the remaining balance under the Promissory Note with KNOW Bio, LLC.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Upon success, the funds from this campaign would comprise virtually all of the cash on hand.

Without the funds from this campaign, the Company could continue operating using a combination of non-dilutive grant funding and the remaining balance under the Promissory Note with KNOW Bio, LLC.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If raising the minimum threshold, we could potentially operate the Company without campaign equity dollars.

How long will you be able to operate the company if you raise your maximum funding goal?

We could potentially operate the Company without campaign equity dollars. If raising the maximum threshold, the is assured of continued operations for approximately the next 12 months with a burn rate of roughly $100,000 per month. This burn rate consists of payroll and general operating expenses net of any grants and contracts and does include external nonclinical and clinical development costs to advance ALX1.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company may receive additional non-dilutive grant funding (3 pending proposals totaling over $6,000,000 from the National Institutes of Health).

The Company may also sell Common or Preferred Stock in future rounds of financing to advance the ALX1 drug candidate beyond Phase 1 clinical trials.

Indebtedness

- Creditor: KNOW Bio, LLC
  Amount Owed: $11,564,348.78
  Interest Rate: 3.0%
  Maturity Date: December 31, 2029
  Vast Therapeutics, Inc. (the "Company"), a Delaware corporation, for value received, hereby promises to pay to the order of KNOW Bio, LLC, or assigns ("Lender"), in lawful money of the United States of America by wire transfer to an account designated in writing by Lender to the Company, the principal amount of Fifteen Million Dollars ($15,000,000) or such lesser amount as is outstanding hereunder, together with interest accruing on the unpaid balance from the applicable date of each advance made pursuant to the immediately following paragraph until paid in full at the rate of interest of 3.0% per annum, which such interest shall be deemed capitalized and added to the principal amount hereof at the end of each calendar month. The Amended and Restated Revolving Convertible Promissory Note dated July 1, 2024 supersedes and replaces any and all prior promissory notes, agreements, or understandings, whether written or oral, between the Company and the Lender related to the indebtedness evidenced by this Note. All such prior notes or agreements are hereby terminated and of no further force or effect. All payments of principal and interest shall be payable in lawful money of the United States of America at such place as Lender may designate in writing. Advances. From the date hereof until December 31, 2029, the Company may request advances under this Note. The Company may borrow, repay and re-borrow under this Note until December 31, 2029; provided that the Company may not borrow or re-borrow should there exist an Event of Default (as defined below) and provided further that each borrowing hereunder is subject to the prior approval of Lender. Upon approval of the Company's reasonable request to Lender for an advance hereunder, Lender shall make the proceeds of the advance available to the Company within one day by effecting a transfer of such amount to an account designated by the Company. Additionally, Company authorizes Lender to pay amounts due on the Company's behalf in the ordinary course of business without request from the Company and such amount may be added to the Note without notice to the Company. Repayment. Unless converted or prepaid earlier as set forth below, all unpaid principal and unpaid accrued interest of the Loans shall be due and payable on December 31, 2029. No prepayment is permitted without the Lender's consent. Conversion. 1.1 Qualified Financing. In the event of a Qualified Financing, all unpaid principal and accrued unpaid interest on this Note shall be converted at the Conversion Price (defined below) into the Company's equity securities (the "Securities"). Such Securities shall be chosen at Lender's sole discretion from any Securities issued by the Company in this Qualified Financing or otherwise. For purposes hereof, a "Qualified Financing" means the closing of an equity financing or series of related equity financings by the Company resulting in aggregate gross cash proceeds (before commissions or other expenses and excluding conversion of the Note) to the Company of at least Four Million Nine Hundred Thousand Dollars ($4,900,000.00), and the "Conversion Price" shall be 90% of the lowest price per share paid for the Securities in the Qualified Financing. In the event the Company completes (in one

or a series of related transactions) a merger, consolidation, sale or transfer of more than fifty percent (50%) of the Company's capital stock, or completes the sale of all or substantially all of its assets, in each case which does not constitute a Qualified Financing, then the term "Securities" as used herein shall thereafter refer to the equity securities or securities convertible into or exchangeable for equity securities of the surviving, resulting, combined or acquiring entity in such merger, consolidation, sale or transfer. 1.2 Voluntary Conversion. In the event of an equity financing by the Company resulting in aggregate gross cash proceeds (before commissions or other expenses and excluding conversion of the Note) to the Company of less than Four Million Nine Hundred Thousand Dollars ($4,900,000.00), Lender, in its sole discretion, can have all unpaid principal and accrued unpaid interest on this Note be converted to Securities chosen at Lender's sole discretion from any Securities issued by the Company in such equity financing or otherwise at 90% of the lowest price per share paid for the Securities in such an equity financing. In addition to the above, upon the agreement of the Company and Lender, all or any portion of the unpaid principal and accrued interest under this Note shall be converted at a conversion price mutually agreeable to the Company and the Lender. Any such conversion must be approved by the board of directors of the Company or its authorized designee, and Lender may request a copy of the consent or minutes evidencing the approval of such request as a condition to consummating the conversion. 1.3 Mechanics of Conversion. Upon conversion of this Note in accordance with the terms of this Section 3, the Company shall not be obligated to issue certificates evidencing the shares of the securities issuable upon such conversion unless the Note is either delivered to the Company or its transfer agent, or the Lender notifies the Company or its transfer agent that such Note has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Note. The Company shall, as soon as practicable after such delivery, or such agreement and indemnification, issue and deliver to Lender a certificate or certificates for the Securities to which Lender shall be entitled. Such conversion shall be deemed to have been made concurrently with the close of the Qualified Financing. The person or persons entitled to receive securities issuable upon such conversion shall be treated for all purposes as the record holder or holders of such securities on such date. The Company shall not issue fractional shares but shall round up the number of shares issued to the next whole number. Default. If an Event of Default occurs, Lender may declare the outstanding principal of this Note, together with all unpaid interest accrued thereon, at once due and payable. In such event, Lender is entitled to exercise all of its rights and remedies hereunder whether at law or in equity. The failure of Lender to declare this Note due and payable will not be a waiver of its right to do so, and Lender will retain the right to declare this Note due and payable unless Lender executes a written waiver thereof. Upon the occurrence of an Event of Default, all unpaid principal and unpaid and accrued interest shall accrue interest at the rate of twelve percent (12%) per annum (the "Default Rate"), which such interest shall be deemed capitalized and added to the principal amount hereof at the end of each calendar month.

Related Party Transactions

- Name of Entity: KNOW Bio, LLC
  Names of 20% owners: Managed by F. Neal Hunter; Beneficially owned (>20%) by Reedy Creek Investments LLC
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $11,564,348.78 owed to parent company KNOW Bio, LLC. The transactions entered into with the related parties were for ongoing financial support to the Company and Company expenses that are being paid by related parties.
  Material Terms: Vast Therapeutics, Inc. (the "Company"), a Delaware corporation, promises to pay KNOW Bio, LLC (the "Lender") a principal amount of up to $15,000,000, accruing interest at 3.0% per annum, capitalized monthly. This Amended and Restated Revolving Convertible Promissory Note, dated July 1, 2024, replaces all prior related agreements. The Note allows borrowing, repayment, and re-borrowing until December 31, 2029, subject to Lender approval and absence of default. All unpaid principal and interest are due by December 31, 2029, with no prepayment permitted without Lender consent. Upon a Qualified Financing ($4.9M+ in equity financing), the Note converts into the Company's equity securities at 90% of the lowest price paid for such securities, at Lender's discretion. In smaller financings or by mutual agreement, conversion terms are similarly discounted or agreed upon. Conversion mechanics include issuance of securities without fractional shares and require board approval. If an Event of Default occurs (e.g., nonpayment, covenant breach, bankruptcy), the Note becomes immediately due, accruing interest at 12% per annum. Additional terms include assignment rights, enforcement of covenants, and governing law under North Carolina.

Valuation

Pre-Money Valuation: $49,849,620.08

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (47,932,327 shares) includes 38,662,501 shares issued, 1,595,952 restricted stock shares issued, and 7,673,874 shares issued pursuant to stock options issued.

Use of Proceeds

If we raise the Target Offering Amount of $20,800.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  82.5%
  Baseline operating expense for Vast personnel net of non-dilutive funding sources.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  45.0%
  General working capital.

- Working Capital
  9.5%
  General working capital.

- Company Employment
  39.0%
  Baseline operating expense for Vast personnel net of non-dilutive funding sources.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vasttherapeutics.com (www.vasttherapeutics.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vast-therapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Vast Therapeutics, Inc.

[See attached]



Vast Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Vast Therapeutics, Inc. Management

We have reviewed the accompanying financial statements of Vast Therapeutics, Inc. (the Company) which comprise the balance sheet as of December 31, 2023 & 2022 and the income statement, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 4, 2024

VAST THERAPEUTICS, INC.
BALANCE SHEETS

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash	$ 98,317	$ 72,331
Accounts Receivable	141,320	-
Prepaid Expenses	13,197	1,985
Total Current Assets	**252,834**	**74,316**
Non-Current Assets:		
Fixed Assets, net	242,454	427,946
Intangible Assets, net	43,825,917	46,194,885
Right of Use Asset	-	19,933
Affiliates Loans Receivable	207,524	202,474
Total Non-Current Assets	**44,275,895**	**46,845,238**
TOTAL ASSETS	$ 44,528,729	$ 46,919,554
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 396,350	$ 213,887
Short Term Lease Liability	-	20,362
Other Current Liability	1,410,648	2,497
Total Current Liabilities	**1,806,998**	**236,746**
Non-Current Liability:		
Affiliates Loans Payable	9,958,976	6,822,479
Total Non-Current Liability	**9,958,976**	**6,822,479**
TOTAL LIABILITIES	**11,765,974**	**7,059,225**
SHAREHOLDERS' EQUITY		
Common Stock	3,613	3,613
Preferred Stock	252	252
Additional Paid-In Capital	61,826,789	61,387,605
Retained Earnings	(29,067,899)	(21,531,141)
TOTAL SHAREHOLDERS' EQUITY	**32,762,755**	**39,860,329**
TOTAL LIABILITIES AND EQUITY	$ 44,528,729	$ 46,919,554

See Accompanying Notes to these Unaudited Financial Statements

VAST THERAPEUTICS, INC.
INCOME STATEMENTS

	Year Ended December 31,	
	2023	**2022**
Revenue	$ 737,317	$ -
Cost of Goods Sold	-	-
Gross Profit	**737,317**	**-**
Operating Expenses:		
Management Fee Expense	1,037,920	1,016,385
Research and Development Expenses	4,298,067	3,345,227
General and Administrative Expenses	814,665	422,101
Total Operating Expenses	**6,150,652**	**4,783,713**
Total Loss from Operations	**(5,413,335)**	**(4,783,713)**
Other (Income) Expense:		
Interest Expense	(496)	(283)
Miscellaneous Expense	(13,280)	-
Other Income	454,520	-
Total Other (Income) /Expense	**440,744**	**(283)**
Losses Before Income Taxes, Depreciation and Amortization	**(4,972,591)**	**(4,783,996)**
Amortization Expense	2,368,968	1,184,484
Depreciation Expense	195,199	358,261
Net Loss	$ **(7,536,758)**	$ **(6,326,741)**

See Accompanying Notes to these Unaudited Financial Statements

VAST THERAPEUTICS, INC.
STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	24,878,710	$ 2,488	2,515,000	$ 252	$ 14,008,300	$ (15,204,400)	$ (1,193,360)
Issuance of Common Stock	11,254,007	1,125	-	-	47,379,305	-	47,380,430
Net loss	-	-	-	-	-	(6,326,741)	(6,326,741)
Ending balance at 12/31/22	36,132,717	3,613	2,515,000	252	61,387,605	(21,531,141)	39,860,329
Stock Based Compensation Expense	-	-	-	-	439,184	-	439,184
Net loss	-	-	-	-	-	(7,536,758)	(7,536,758)
Ending balance at 12/31/23	36,132,717	$ 3,613	2,515,000	$ 252	$ 61,826,789	$ (29,067,899)	$ 32,762,755

See Accompanying Notes to these Unaudited Financial Statements

VAST THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
CASH, BEGINNING OF PERIOD	$ 72,331	$ 519,243
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(7,536,758)	(6,326,741)
Adjustments to reconcile Net Loss to Net Cash Provided by / (Used in) operations:		
Amortization Expense	2,368,968	1,184,484
Depreciation Expense	195,199	358,261
Stock Options Expense	439,184	-
Changes in operating assets and liabilities		
Accounts Receivable	(141,320)	-
Prepaid Expenses	(11,212)	11,915
Right of Use Asset	19,933	(19,933)
Intercompany Balances, net	3,131,447	4,283,930
Accounts Payables and Accrued Liabilities	1,590,614	48,101
Lease Liability	(20,362)	20,362
Total Adjustments to reconcile Net Loss to Net Cash Provided by / (Used in) operations	7,572,451	5,888,120
Net Cash Provided by / (Used in) operations:	35,693	(439,621)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	(9,707)	(8,290)
Net Cash used in Investing Activities	(9,707)	(8,290)
CASH FLOWS FROM FINANCING ACTIVITY		
Options Exercised	-	1,000
Net Cash provided by Financing Activity	-	1,000-
Net increase (decrease) in cash	25,986	(446,911)
CASH, END OF PERIOD	$98,317	$72,331

Significant Non-Cash Transaction

During the year ended December 31, 2022, the Company issued Common Stock to KNOWBio, LLC in exchange for sublicensed patents valued at $47,380,430.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Vast Therapeutics, Inc ("the Company") was formed in Delaware on April 5, 2017. The Company plans to earn revenue through licensing or acquisition of medications created through its proprietary portfolio of Nitric Oxide releasing pro-drugs. The Company's headquarters is in Morrisville, North Carolina. The Company's customer base of global pharmaceutical companies will be located throughout the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital and fund essential research and development activities.

The Company's operations are funded by its parent, KNOWBio, LLC ("KNOWBio").

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is still in its clinical stage, thus, all revenues are from a grant that it received from East Carolina University exposing the Company's revenues to severe near-term impact.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheets have been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and has incurred losses in the two most recent years and expects to continue to generate losses. The Company's management has evaluated this condition and has plans to raise capital as necessary to meet its capital requirements. While KNOWBio, LLC provides financial support through funding and management of its operations, there is no guarantee of the Company's success. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The Company's material fair value estimates include compensation expense and fair value of its intangible assets, sublicenses, which were acquired in exchange for stocks.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $98,317 and $72,331 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company had $141,320 and $0 accounts receivable as of December 31, 2023 and December 31, 2022 from grant receivables.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Furniture & Fixtures	5	$ 5,393	$ 6,508
IT Equipment	3	33,013	33,013
Lab Equipment	5	1,189,436	1,186,721
Manufacturing Equipment	5	6,992	-
HPLC Asset	5	99,404	99,404
Less Accumulated Depreciation		(1,091,784)	(897,700)
Fixed Assets, Net		**$242,454**	**$427,946**

Revenue Recognition

The Company plans to recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by creating medication through its proprietary portfolio of Nitric Oxide releasing pro-drugs. The Company's payments are generally on credit after the products have been delivered. The Company's primary performance obligation is to deliver the products to customers. Revenue is recognized at the time of shipment net of estimated returns.

The Company is still in the clinical trial stage of its products and the revenue earned in 2023 was from a grant it received.

Management Fee

It is a fee paid to the parent company (Know Bio LLC) for managing the subsidiary. See Note 3.

Research and Development Expense

Since the Company is still in the clinical stage, it spent a significant amount of resources on product research and development. This includes the salaries and related expenses of employees and contractors who have worked on R&D projects, equipment and supplies, and preclinical services.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees. It also includes other miscellaneous expenses necessary in running the business.

Amortization Expense

The sublicense is periodically amortized for a period of 20 years.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management uses the net asset value method in determining its stocks fair value. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Stock based compensation expenses amounting to $439,184 and $0 were recognized in 2023 and 2022, respectively.

Summary of Options Outstanding

	Total Options	Weighted Average Fair Value Per Share
Total options outstanding, January 1, 2022	3,543,548	$ -
Granted	2,340,000	1.09
Exercised	-	-
Expired/canceled	(226,666)	-
Total options outstanding, December 31, 2022	5,656,882	2.63
Granted	1,170,000	1.07
Exercised	-	-
Expired/canceled	-	-
Total options outstanding, December 31, 2023	6,826,882	$ 2.11

Summary of Non-vested Options

	Total Options	Weighted Average Fair Value Per Share
Non-vested options, January 1, 2022	2,755,048	$ -
Granted	2,340,000	1.09
Vested	(1,641,350)	-
Forfeited	(246,667)	-
Non-vested options, December 31, 2022	3,207,031	1.49
Granted	1,170,000	1.07
Vested	(1,280,849)	2.92
Forfeited	-	-
Non-vested options, December 31, 2023	3,096,182	$ 1.11

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The Company's primary tax jurisdictions are the United States and Delaware.

The Company has filed its 2022 taxes. It has not yet filed its tax returns for 2023 and is in the process of doing so.

Vast Therapeutics, Inc.
Notes to the Unaudited Financial Statements

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Summary of Related Party Relationships and Balances as of December 31, 2023:

Entity	Relationship	Receivable	Payable
KNOWBio, LLC	Parent Company	$ -	$ 9,168,211
KB Resources	Affiliate, wholly owned by KNOWBio, LLC	182,652	740,765
EmitBio, Inc.	Affiliate, majority owned by KNOWBio, LLC	18,732	50,000
Revian	Affiliate, majority owned by KNOWBio, LLC	5,050	-
Diabetic Health	Affiliate, majority owned by KNOWBio, LLC	1,090	-
	Total	$207,524	$9,958,976

Summary of Related Party Relationships and Balances as of December 31, 2022:

Entity	Relationship	Receivable	Payable
KNOWBio, LLC	Parent Company	$ -	$ 6,202,572
KB Resources	Affiliate, wholly owned by KNOWBio, LLC	182,652	609,208
EmitBio, Inc.	Affiliate, majority owned by KNOWBio, LLC	18,732	-
Revian	Affiliate, majority owned by KNOWBio, LLC	-	10,700
Diabetic Health	Affiliate, majority owned by KNOWBio, LLC	1,089	-
	Total	$202,474	$6,822,479

The majority of the transactions entered with the related parties were for ongoing financial support to the Company and Company expenses that are being paid by related parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2023, the Company has accrued liability of $1,500,000 as an estimate for amounts due that have yet to be invoiced from preclinical work performed by an unrelated third party.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 of common shares with a par value of $0.0001 per share. 36,132,717 shares were issued and outstanding as of 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 15,816,458 of preferred shares with a par value of $0.0001 per share. 2,515,000 shares were issued and outstanding as of 2023 and 2022.

Voting: Preferred shareholders have one vote for every common share they could own if converted.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2023, no dividends had been declared.

Conversion: Each share of Series A Preferred Stock shall be convertible at the option of the holder thereof, at any time after the issuance of such share, into fully paid and nonassessable shares of Common Stock. Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the occurrence of a closing of a firmly underwritten public offering.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 4, 2024, the date these financial statements were available to be issued.

On March 5, 2024, Food and Drug Administration (FDA) approved the Company's' Investigational New Drug (IND) application allowing the Company to proceed the investigational drug in human subjects with agreed upon protocols and in alignment with general FDA guidance for industry.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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The Future of Respiratory Medicine

Vast Therapeutics is a clinical-stage life sciences company focused on improving the lives of patients with chronic respiratory diseases. We recently received FDA clearance to begin Phase 1 clinical trials for our lead product candidate, ALX1. The Company is pre-revenue, and any revenue recognized to date was from a non-dilutive grant it received.

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VAST
Therapeutics
A Breakthrough
in Respiratory
Medicine

$236,850.54 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION >

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$1.04 Per Share

RAISED **$236,850.54**	INVESTORS **41**
MIN INVEST **$468**	VALUATION **$49.85M**

REASONS TO INVEST

- Targeting Inflammation and Infection: ALX1 aims to address inflammation and infection with a dual-action approach that seeks to target two key contributors to lung decline.

- Addressing Unmet Needs: ALX1 is designed to address unmet needs in chronic lung disease, with the potential to contribute to the $90B global respiratory therapeutics market.













Experienced Team: Our team brings over 120 years of combined drug development experience, including involvement in 20 FDA-approved NDAs, which we believe provides valuable insights for advancing ALX1.*

**Past FDA approvals achieved by our management team or their previous ventures do not imply or guarantee that the current company's drug candidates or products will receive FDA approval or regulatory clearance. Each product or drug candidate undergoes a unique and independent regulatory review process, and success in prior instances does not correlate to the likelihood of approval for our products. This investment involves significant risk, and investors should not rely on past FDA approvals as indicative of future regulatory outcomes.*

TEAM

Mark Schoenfisch • Founder, CSO, Board Director

Dr. Schoenfisch is the Peter A. Ornstein Distinguished Professor of Chemistry at the University of North Carolina at Chapel Hill (UNC) where he has led a dynamic research program in the field of nitric oxide for over 20 years. He is jointly appointed in the UNC Eshelman School of Pharmacy (Division of Pharmacoengineering and Molecular Pharmaceutics) and UNC School of Medicine.

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Nate Stasko • Chief Executive Officer

Dr. Stasko is an experienced life-science professional and inventor named on over 100 international patent filings, which have contributed to the development of two FDA-regulated therapies, though prior results do not guarantee similar outcomes for future products. Previously Dr. Stasko served as President & CEO of Novan, Inc. He has also served as a Principal Investigator on 11 federally funded projects.

In addition to working approximately 45 hours per week for Vast Therapeutics, Dr. Stasko also spends about an hour a week serving as Senior Strategic Advisor for KNOW Bio, LLC.

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Paul Bruinenberg • Chief Medical Officer

Dr. Bruinenberg has over 30 years' experience in the biotechnology industry and a wealth of respiratory medicine experience researching diseases like cystic fibrosis (CF), non-CF bronchiectasis (NCFB), tuberculosis (TB) and non-tuberculosis



mycobacteria (NTM). His career includes development of several inhaled therapies including the approval of Pulmozyme® as the first mucolytic for Cystic Fibrosis.

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John Oakley • Chief Financial Officer-part time

Mr. Oakley currently serves as Chief Operating Officer of parent company, KNOW Bio, LLC, and as Chief Financial Officer of Vast Therapeutics. Throughout his career, Mr. Oakley has served in senior financial positions and as a Director for both publicly traded and privately held companies.

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John Simons • Vice President of Product Development

John Simons is an accomplished, quality-oriented product development scientist with a history of achievement working on drugs delivered via inhalation. His efforts have seen 5 products come to market and he is passionate about improving operational and process efficiencies to ensure drug products are developed which meet international regulatory standards and business objectives.

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Stan Hollenbach • Vice President of Translational Science

Stan Hollenbach has over 30 years of experience in biotechnology industry, entirely focused on activities required to support FDA approval. He leads the evaluation of the safety and efficacy profile of new therapeutic agents in multiple large and small animal species. Seven of the programs he has worked on have reached new drug approval status.

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Chuck Swoboda • Chairman

Mr. Swoboda spent more than 25 years at Cree, Inc., where he helped lead the company from $6 million to over $1.6 billion in revenue. During his 16 years as CEO, Chuck was named Ernst & Young's Entrepreneur of the Year for the Carolinas while Cree was recognized as MIT Technology Review's 50 Smartest Companies for 2014 and as one of Fast Company's World's 50 Most Innovative Companies in 2015.

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George Stephen DeCherney • Board Director

Dr. DeCherney is both a Director of Vast and parent company KNOW Bio LLC. He is a Professor of Medicine specializing in Endocrinology and previously served in a number of positions at Quintiles Transnational Corp (now IQVIA) including President of Global Clinical Research and Chief Innovation Officer.




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THE PITCH

A Revolutionary Approach to Lung Health

WHY
Vast Therapeutics



We offer an innovative solution developed by a seasoned drug management team with extensive experience in drug development, including expertise in and outside the field of nitric oxide.

Major Pharma companies are **actively seeking to expand product offerings.**

ALX1 candidate:

Dual mechanism: anti-inflammatory & antimicrobial

Avoids the problem of **antibiotic resistance**

Potential for **enhanced safety** compared to current drugs

Chronic lung diseases lead to a harmful cycle of inflammation and infection. This can result in trouble breathing, frequent hospital stays, and sadly, even death. In the U.S. alone, over 100,000 people die every year from chronic lung disease. At Vast Therapeutics, our mission is to develop innovative therapies that address the root causes of these debilitating conditions, offering hope for a brighter future.

Vast Therapeutics is a pioneering biotechnology company dedicated to transforming the lives of patients with chronic respiratory diseases like Cystic Fibrosis. We're developing a new therapy called ALX1, a dual-action inhaled treatment designed to fight drug-resistant infections and improve the quality of life of patients living with chronic respiratory diseases. This innovative technology delivers nitric oxide to the lungs leveraging the healing powers of this natural molecule to combat inflammation and infection.

Vast Therapeutics is backed by a strong team of experienced scientists and clinicians who are passionate about developing life-changing treatments. Our team brings 120+ years of drug development experience, including leadership roles in 20 FDA-approved New Drug Applications (NDAs).* With our proprietary technology and a commitment to patient-centric care, we believe we are well-positioned to address a significant unmet medical need and make a lasting impact on the lives of millions of patients worldwide.

*Past FDA approvals achieved by our management team or their previous ventures do not imply or guarantee that the current company's drug candidates or products will receive FDA approval or regulatory clearance. Each product or drug candidate undergoes a unique and independent regulatory review process, and success in prior instances does not correlate to the likelihood of approval for our products. This investment involves significant risk, and investors should not rely on past FDA approvals as indicative of future regulatory outcomes.



Technology Platform

Nitric Oxide   **NO-Prodrug**   **ALX1**

The Product Patients Inhale

Vast has developed a patented process to stabilize Nitric Oxide in liquid form for inhalation.

THE PROBLEM & OUR SOLUTION

Breathe Easier with ALX1

The Problem

500,000,000

People worldwide suffer from chronic lung disease

Chronic Obstructive Pulmonary Disease (COPD)

Asthma

Interstitial Lung Disease

Pulmonary Hypertension

Bronchiectasis

Cystic Fibrosis

Source

Our initial efforts are focused on patients whose lungs are colonized with the life-threatening bacteria Pseudomonas aeruginosa ("Pseudomonas"). It is now well established that when Cystic Fibrosis and Non-Cystic Fibrosis Bronchiectasis patients are colonized with Pseudomonas, it leads to higher rates of hospitalization and mortality. Cough, excessive mucous production, and difficulty breathing become part of everyday life. The heavy use of antibiotics to treat these diseases has led to toxicities observed with chronic use and the development of antibiotic resistance—where even the most potent of agents are rendered ineffective over time.

This creates an opportunity to improve and extend life for thousands of people living with Pseudomonas.

Our lead product candidate, ALX1, is a dual-action inhaled treatment designed to disrupt the vicious cycle of inflammation and infection. ALX1 utilizes nitric oxide, stabilized in liquid form, to kill Pseudomonas and other antibiotic-resistant bacteria. A fine mist is delivered daily to the lungs via a hand-held, portable inhalation device similar to an inhaler.

Vast is creating an easy-to-use solution to a complex problem. By targeting the underlying biology of these diseases, we aim to:

- **Reduce Hospitalization Rates:** We feel our technology has shown promising results in preclinical studies, demonstrating the potential to decrease the frequency of hospitalizations from infectious bacteria in the lungs.
- **Improve Lung Function:** By addressing the root causes of inflammation and infection, ALX1 may help restore lung function.
- **Enhance Patient Outcomes:** Our approach aims to develop therapeutic options for patients who have limited treatment alternatives or are not responding to current therapies, subject to ongoing clinical validation.
- **Avoid Harmful Side Effects:** Chronic use of antibiotic and steroid therapies has significant side effects on the immune system and vital organs.

THE MARKET & OUR TRACTION

Delivering Innovative Therapies

THE MARKET

$90+ Billion

Global Respiratory Therapeutics Market

Source

ALX1 is now ready for Phase 1 human trials. Success in this trial will open exploration of our product for people suffering from various lung diseases. These underserved populations need new FDA-approved therapies. When fully developed, ALX1 may address several unmet medical needs in the $90B global respiratory therapeutics market, depending on successful clinical outcomes and regulatory approvals.

We believe Vast Therapeutics has made significant strides thus far, securing $29 million in funding to date, including a $14 million investment from the Japanese pharmaceutical company Shionogi & Co., Ltd, demonstrating strong industry confidence in our potential.

Our IND approval from the FDA is a critical milestone, allowing us to begin clinical trials to explore the potential of addressing unmet needs in the market. With our innovative approach, strong market potential, and experienced team, we are dedicated to advancing innovative therapies for patients in need and aspire to make significant contributions to the field of respiratory medicine.

Achievements

FDA IND Approval

Our IND application, supported by extensive preclinical data, enables the safe exploration of ALX1 in humans.

Traction & Funding

Secured a $14 million Series A financing from the Japanese pharmaceutical company Shionogi & Co., Ltd. and additional financial support from KNOW Bio, LLC. We've also received grants from National Institutes of Health, the Cystic Fibrosis Foundation, and the State of North Carolina.

Global Patent Portfolio

Vast leverages >100 issued, pending and licensed patents globally

Industry Recognition

This year, we were selected as a Showcase



This year, we were selected as a Showcase Company at the Respiratory Innovation Summit and presented at the Respiratory Drug Delivery Conference.

ABOUT

HEADQUARTERS
615 Davis Dr. Suite 800
Morrisville, NC 27560

WEBSITE
View Site

Strong Leadership

Our team brings over 120 years of drug development experience and has been involved in 20 New Drug Approvals.

Vast Therapeutics is a clinical-stage life sciences company focused on improving the lives of patients with chronic respiratory diseases. We recently received FDA clearance to begin Phase 1 clinical trials for our lead product candidate, ALX1. The Company is pre-revenue, and any revenue recognized to date was from a non-dilutive grant it received.

TERMS

Vast Therapeutics

Past FDA approvals achieved by our management team or their previous ventures do not imply or guarantee that the current company's drug candidates or products will receive FDA approval or regulatory clearance. Each product or drug candidate undergoes a unique and independent regulatory review process, and success in prior instances does not correlate to the likelihood of approval for our products. This investment involves significant risk, and investors should not rely on past FDA approvals as indicative of future regulatory outcomes.

Overview

PRICE PER SHARE
$1.04

VALUATION
$49.85M

DEADLINE
May 18, 2025 at 11:59 PM UTC

FUNDING GOAL
$20.8K - $1.24M

WHY INVEST

A Breakthrough in Respiratory Medicine

Breakdown

MIN INVESTMENT
$468

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Series B Preferred Stock

MIN NUMBER OF SHARES OFFERED
20,000

MAX NUMBER OF SHARES OFFERED
1,187,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$44,528,729	$46,919,554
Cash & Cash Equivalents	$98,317	[illegible]
Accounts Receivable	$141,320	[illegible]
Short-Term Debt	$1,806,998	$236,746
Long-Term Debt	$9,958,976	$6,822,479
Revenue & Sales	$737,317	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$7,536,758	-$6,326,741

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed

VAST Therapeutics

Invest in a A Revolutionary Approach to Lung Health



Join Vast Therapeutics on its mission to create life-altering medicines for patients with chronic lung diseases. If our treatment development is successful, we look forward to advancements in the standard of care for the treatment of Cystic Fibrosis and other diseases in the $90B respiratory therapeutics market. With support from the FDA to initiate human testing and a strong leadership team, we believe Vast Therapeutics is poised to make its investigational therapy available for patients in need. By investing in Vast Therapeutics, you'll be supporting research and development that could offer hope to millions of patients worldwide.

Join us in giving patients their lives back. Invest in Vast Therapeutics today.

upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus | 20% Bonus Shares

As you are a valued stakeholder in KNOW Bio, LLC or a designated friend/family member of the Vast Therapeutics team, you are eligible for 20% additional bonus shares on top of your investment.

Time-Based Perks

Early Bird 1

Invest $5,000+ within the first week and receive 5% bonus shares.

Early Bird 2

Invest $10,000+ within the first week and receive 10% bonus shares.

Early Bird 3

Invest $15,000+ within the first month and receive 10% bonus shares.

Early Bird 4

Invest $50,000+ within the first month and receive 15% bonus shares.

Amount-Based Perks

Tier 1

Invest $1,000 and be eligible to receive a quarterly newsletter from the CEO tailored to the StartEngine shareholder base and 3% bonus shares

Tier 2

Invest $7,500 and receive 5% bonus shares

Tier 3

Invest $25,000 and receive a private virtual Q&A with the CEO and 10% bonus shares

Tier 4

Invest $100,000 and receive a VIP invitation for an onsite tour of the research lab, lunch and Q&A with the Vast management team, and 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Vast Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $1.04/ share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $104. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS



Innovation News Network
Tackling the urgent issue of antibiotic-resistant bacteria

View Article

ALL UPDATES

12.13.24

Do Well, By Doing Good

Did you know that your investment in Vast Therapeutics could potentially one day make a profound impact on someone's life?

- There is an urgent need for new drugs to effectively treat serious lung infections affecting patients of all ages, including young people.

- Your investment could support our efforts to develop and potentially bring our experimental drug to patients suffering from these life-threatening diseases.

- If our drug achieves its intended outcomes, we believe investors could benefit financially while contributing to a meaningful initiative aimed at addressing critical patient needs.

Share our vision.

Join us on this journey.

[Invest in Vast today.](#)

- Team Vast

**These statements are based on our current development goals and are not guarantees of future results, as success depends on various factors, including clinical outcomes and regulatory approvals.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000 and be eligible to receive a quarterly newsletter from the CEO tailored to the StartEngine shareholder base and 3% bonus shares

Select

$7,500

Tier 2

Invest $7,500 and receive 5% bonus shares

Select

$15,000

Early Bird 3

Invest $15,000+ within the first month and receive 10% bonus shares.

02	22	45	41
Days	Hours	Minutes	Seconds

Select

$25,000

Tier 3

Invest $25,000 and receive a private virtual Q&A with the CEO and 10% bonus shares

Select

$50,000

Early Bird 4

Invest $50,000+ within the first month and receive 15% bonus shares.

02	22	45	41
Days	Hours	Minutes	Seconds

Select

$100,000

Tier 4

Invest $100,000 and receive a VIP invitation for an onsite tour of the research lab, lunch and Q&A with the Vast management team, and 15% bonus shares

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Nathan Stasko
19 days ago

Example M&A transactions for clinical stage respiratory therapeutics.

These transactions represent the value of clinical stage assets to the major pharmaceutical companies in the space, prior to completion of Phase 3 clinical development and still years away from commercial launch.

(paste the following strings in your browser - links disabled in chat)

GSK enters agreement to acquire Aiolos Bio | GSK

AstraZeneca to acquire Icosavax, including potential first-in-class RSV and hMPV combination vaccine with positive Phase II data

GSK reaches agreement to acquire late-stage biopharmaceutical company BELLUS Health | GSK US

Pfizer to Acquire ReViral and Its Respiratory Syncytial Virus Therapeutic Candidates | Pfizer

Promedior Announces Completion of Acquisition by Roche

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NS

Nathan Stasko
19 days ago

In response to Kevin's question, Vast would like to share some additional information on our development plan and business forecast.

Vast plans to complete Phase 1 human clinical trials in the 1H of 2025. That trial will take approximately 6 months with data on the safety, tolerability, and systemic distribution of the drug being available in the 2H 2025. Subject to the availability of future financing, Vast would next initiate Phase 2 clinical development in the 2H of 2025 with one or more small proof-of-concept trials that answer the fundamental question "Does it work in a human?" These trials will be targeting key markers of disease and will help determine the appropriate patient populations for use in late stage trials. Clinical data readouts could be available as early as 2026.

Companies like Vast, have two main paths for investors to potentially realize a return on their investment. One, is through accessing the capital markets via an initial public offering to become a NADSAQ or NYSE listed company. In this route, liquidity is provided to investors through the sale of their public stock on the open market.
The second, requires licensure or sale of one or more company assets, including the entirety of the corporation, to a large pharmaceutical player in the respiratory space.

See example M&A transactions in the next post.
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 0    0

kevin Rivera
24 days ago

Can you please share some projections?

When do you expect to be profitable?
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💬 1   ↑ 0   🚩

Nathan Stasko
19 days ago

Kevin,
Vast engages in research and development activities
towards new medicines that require U.S. Food and Drug
Administration (FDA) or similar regulatory bodies
internationally, prior to the launch of any new therapeutics.
As such, it is premature to present any revenue projections
at this time.

The returns for early-stage investors in Vast will be a direct
outcome of the increase in company valuation that occurs
as the drug candidates successfully complete each
development hurdle and advance closer in time to
commercial launch. With each success, the assets are
further de-risked with increasing value. I am posting the
near-term development forecast and example M&A
transactions in the respiratory space in the general chat for
the benefit of the StartEngine community.
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↑ 0   🚩

Nathan Stasko
25 days ago

Thanks Kim for the question.

**Roughly 1/3 of those patent filings are applicable to the
Vast Therapeutics' IP portfolio for nitric oxide-based
medicines in the respiratory field. Of those, the
majority have issued. Vast has an exclusive, worldwide**

license to the issued patents and pending applications that protect our drug candidates. Specifically pertaining to the ALX1 lead candidate, there are >20 filings with one issued case thus far. As most of these are recent inventions, the patent life remaining on ALX1 would run through at least 2041.

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 0    0

W Kim Colich

25 days ago

Hi Nate, Your bio says you are "named on over 100 international patent filings". Excellent. Would any of these be part of Vast Therapeutics' IP portfolio? How many patents granted, submitted, etc. Also any that are granted are they assigned to Vast, or does Vast have exclusive worldwide rights, or what. Thanks. Blessings

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 1    0

Nathan Stasko

25 days ago

Hi Kim,
Thanks for the question.
Roughly 1/3 of those patent filings are applicable to the Vast Therapeutics' IP portfolio for nitric oxide-based medicines in the respiratory field. Of those, the majority have issued. Vast has an exclusive, worldwide license to the issued patents and pending applications that protect our drug candidates.

Specifically pertaining to the ALX1 lead candidate, there are >20 filings with one issued case thus far. As most of these are recent inventions, the patent life remaining on ALX1 would run through at least 2041.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Breathing is fundamental.

Imagine being so breathless that you're not able to walk to your mailbox, chase your kids or grandkids in the yard, or take that dream vacation you've been planning for years.

This is the harsh reality for 500M people around the world suffering from chronic lung diseases.

At Vast Therapeutics, we are pioneering a breakthrough medicine that could give millions of patients their life back.

In the U.S. alone, over 100,000 people die every year from chronic lung disease.

These are life-long battles, being fought with short-term remedies, with significant side effects on the immune system and our vital organs.

We believe Vast has a better solution.

We're using a natural chemical in the body that regulates blood flow and is a first-line defender against invading microbes. It's called Nitric Oxide.

Recent breakthroughs show that nitric oxide at the right dose, Nitric Oxide can both dampen inflammation and eliminate pathogens restoring lung function.

We believe targeting Nitric Oxide delivery to the lungs can be very effective in treating chronic lung diseases like COPD, Bronchiectasis, Pulmonary Hypertension, and Cystic Fibrosis.

Vast has developed specialized equipment and a patented process to stabilize Nitric Oxide in liquid form, deliverable by a hand-held, portable inhalation device similar to an inhaler.

Our lungs have incredibly small airways to transport oxygen, and it's a major technical obstacle to create these microscopic water droplets that you inhale that are small enough to get into each of those airways.

We're created an easy to use solution to a complex problem.

Our team has over 120 years of combined drug development experience, including doctors specializing in Nitric Oxide, and veterans of 20 FDA drug approval programs.

Our work has been recognized with $14M strategic investment from the global pharma power Shionogi, plus funding from the Cystic Fibrosis Foundation.

Why invest now? We're on the cusp of Phase 1 clinical trials. We believe success here could open the floodgates of potential exploration of our product for many lung diseases.

We aim to shape the future of the $90B respiratory therapeutics industry.

This is your chance to be a part of a company seeking to transform healthcare innovation.

We invite you to join us on this journey and invest in Vast Therapeutics today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VAST THERAPEUTICS, INC.

Pursuant to Sections 242 and 245 of the General Corporation Law of Delaware, the undersigned corporation hereby submits the following for the purpose of amending and restating its Certificate of Incorporation, and does hereby certify as follows.

1. The name of the corporation is Vast Therapeutics, Inc. The corporation's original Certificate of Incorporation was filed on April 5, 2017 and was amended on March 7, 2018 and May 17, 2018.

2. The corporation's Certificate of Incorporation is hereby amended and restated in its entirety, as set forth in the text of the Amended and Restated Certificate of Incorporation attached hereto as Exhibit A.

3. This Amended and Restated Certificate of Incorporation will be effective upon filing.

IN WITNESS WHEREOF, said Vast Therapeutics, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer, this 9th day of December 2024.

VAST THERAPEUTICS, INC.

DocuSigned by:
By: Nate Stasko
5ADA5681A936413...
Name: Nate Stasko
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:07 PM 12/09/2024
FILED 03:07 PM 12/09/2024
SR 20244431378 - File Number 6370271

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
VAST THERAPEUTICS, INC.

FIRST: The name of the Corporation is Vast Therapeutics, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 3500 S. Dupont Highway, Dover, Kent County, Delaware 19901. The name of its registered agent at that address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The name and mailing address of the incorporator is Donald R. Reynolds, c/o Wyrick Robbins Yates & Ponton, LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607.

FIFTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 65,816,458 shares, consisting of (i) 50,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and (ii) 15,816,458 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

2. Voting. The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the General Corporation Law of the State of Delaware. There shall be no cumulative voting.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

3. <u>Dividends</u>. Dividends may be declared and paid on the Common Stock as and when determined by the Board of Directors subject to any preferential dividend or other rights of any then outstanding Preferred Stock and to the requirements of applicable law.

4. <u>Liquidation</u>. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then outstanding Preferred Stock.

B. <u>UNDESIGNATED PREFERRED STOCK</u>.

General, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the General Corporation Law of the State of Delaware, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

C.   <u>DESIGNATED PREFERRED STOCK</u>. 4,490,000 shares of authorized Preferred Stock are hereby designated "Series A Preferred Stock" and 6,500,000 shares of authorized Preferred Stock are designated "Series B Preferred Stock" (together, the "Preferred Stock"), each with the powers, rights, preferences, privileges, restrictions and other matters as set forth in this Part C of this <u>Article Fifth</u>.

3.   Dividends. The holders of each series of Preferred Stock shall be entitled, on a *pari passu* basis, when and if declared by the Board of Directors, consistent with Delaware law, to cash dividends and distributions out of funds of the Corporation legally available for that purpose. With respect to the declaration, payment and setting apart of dividends, other than in Common Stock, whether of cash, securities of the Corporation, securities of other persons, evidences of indebtedness, assets, or rights to acquire any of the above, the holders of Preferred Stock shall be entitled to participate with the Common Stock and receive, before any dividends shall be declared and paid upon or set aside for the Common Stock, the same dividends or distributions, on an as-converted basis, as are proposed to be distributed to the holders of Common Stock. Each share of Preferred Stock shall be treated for purposes of such participation as being equal to the number of shares of Common Stock (which may be a fraction) into which such share could then be converted.

4.   Liquidation Preference.

(a)   Preferential Payments to Holders of Series B Preferred Stock. Upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Sales Transaction (as defined below), the holders of outstanding shares of Series B Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series B Initial Price (as defined below), or (ii) the amount they would receive if the Series B Preferred Stock was converted into Common Stock pursuant to its terms immediately prior to the Sales Transaction, from proceeds on a liquidation of the Corporation (the "Senior Liquidation Amount"). If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series B Preferred Stock of all amounts distributable to them under this Section 2(a), then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series B Preferred Stock on a *pari passu* basis in proportion to the full preferential amount each such holder is otherwise entitled to receive.

(b)   Preferential Payments to Holders of Series A Preferred Stock. Upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Sales Transaction (as defined below), after the payment in full of the Senior Liquidation Amount required to be paid to the holders of shares of the Series B Preferred Stock, the holders of outstanding shares of Series A Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series A Initial Price (as defined below), or (ii) the amount they would receive if the Series A Preferred Stock was converted into Common Stock pursuant to its terms immediately prior to the Sales Transaction, from proceeds on a liquidation of the Corporation (the "Junior Liquidation Amount"). If, after the payment in full of the Senior Liquidation Amount to the holders of the Series B Preferred Stock, the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series A Preferred Stock of all amounts distributable to them under this Section 2(b), then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series A Preferred Stock on a *pari passu* basis in proportion to the full preferential amount each such holder is otherwise entitled to receive.

(c)   Other Distributions. After the holders of the Series B Preferred Stock and Series A Preferred Stock shall have been paid their respective Senior Liquidation Amount and Junior Liquidation Amount pursuant to Section 2(a) and Section 2(b) above, the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Corporation's outstanding Common Stock in proportion to the shares of Common Stock then held by them.

(d)   Consolidation, Merger, etc. A "*Sale Transaction*" shall mean (i) any merger, amalgamation, reorganization, consolidation or other transaction involving the Corporation and any other corporation or other entity or person in which the persons who were the stockholders of the Corporation immediately prior to such merger, amalgamation, reorganization, consolidation or other transaction own less than fifty percent (50%) of the outstanding voting shares of the surviving or continuing entity after such merger, amalgamation, reorganization, consolidation or other transaction; (ii) the sale, exchange or transfer by the Corporation's stockholders, in a single transaction or series of related transactions, of all of the voting shares of the Corporation; (iii) the sale, transfer, disposal or exclusive lease or sublicense (to the exclusion of the Corporation itself) of material intellectual property rights licensed or held by the Corporation; or (iv) the sale or license of all or substantially all of the assets of the Corporation.

(e)   Valuation of Securities. Any securities to be delivered pursuant to this Section 2 shall be valued as follows:

(i)   Securities not subject to investment letter or other similar restrictions on free marketability covered by Subsection 2(e)(ii) hereof:

(A)   If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three business days prior to the date of the notice from the Company of a liquidation event or Sale Transaction ("Notice");

(B)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever are applicable) over the 30-day period ending three business days prior to the Notice; and

(C)   If there is no active public market, the value shall be the fair market value thereof, as reasonably determined by the Board of Directors in good faith.

(ii)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as provided in clauses (A), (B) or (C) of Subsection 2(e)(i) hereof, to reflect the adjusted fair market value thereof, as reasonably determined by the Board of Directors in good faith.

5.   Voting Rights.

(a)   Series B Preferred Stock Voting Rights. Except as otherwise expressly provided herein or as required by the law, the holders of Series B Preferred Stock shall not be entitled to any vote on matters submitted to the Company's stockholders for approval. In any case in which the holders of Series B Preferred Stock shall be entitled to vote pursuant to the laws of the State of Delaware, other applicable law, each such holder entitled to vote with respect to such matter shall be entitled to one vote per share of Series B Preferred Stock.

(b) Series A Preferred Stock Voting Rights. Except as otherwise expressly provided herein or as required by law, the holder of each share of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could then be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one half being rounded upward).

(c) Series A Protective Provisions. So long as any shares of Series A Preferred Stock are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by the Certificate of Incorporation, and in addition to any other vote required by law or the Certificate of Incorporation, the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of the Series A Preferred Stock, consenting or voting separately as a class shall be required in order for the Corporation, whether by merger, consolidation or otherwise, to:

(i) amend, alter, or repeal any provision of, the Corporation's Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences, rights, privileges, or restrictions of the Series A Preferred Stock (it being understood that creation and issuance of new classes or series of stock, subject to the requirements of this clause, does not require Series A approval); or

(ii) increase the number of authorized shares of Series A.

(d) Election of Directors. So long as at least 1,122,500 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares) remain outstanding, at each meeting of the stockholders of the Corporation held for the election of directors, or upon the taking of a written consent of such stockholders for such purpose, the majority of the holders of Series A Preferred Stock shall be entitled, voting as a separate class, to elect one (1) member of the Board of Directors (the "Series A Director"). Any director elected as provided in this Section 3(d) may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders called for that purpose or pursuant to a written consent of stockholders.

6. Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

Each share of Preferred Stock shall be convertible at the option of the holder thereof, at any time after the issuance of such share, into fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock into which each share of the

Preferred Stock may be converted shall be determined by dividing the applicable Initial Price (as defined below) for such series of Preferred Stock, by the applicable Conversion Price (determined as hereinafter provided) in effect at the time of the conversion. The "*Series A Initial Price*" shall mean $5.57 per share, and the "*Series B Initial Price*" shall mean $1.04 per share, each referred to collectively herein as the "*Initial Price*" applicable to each such series of Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate at which shares of the applicable series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in Section 5.

(a)   Conversion Price. Before any adjustment is required pursuant to Section 5 hereof, the "*Series A Conversion Price*" shall be equal to the Series A Initial Price and the "*Series B Conversion Price*" shall be equal to the Series B Initial Price, each referred to collectively herein as the "*Conversion Price*" applicable to each such series of Preferred Stock.

(b)   Mechanics of Conversion. The holder of any shares of Preferred Stock may exercise the conversion rights as to such shares or any part thereof by delivering to the Corporation during regular business hours, at the office of any transfer agent of the Corporation for the applicable Preferred Stock, or at the principal office of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Corporation or accompanied by a written instrument or instruments of transfer (if required by the Corporation), accompanied by written notice stating that the holder elects to convert all or a number of such shares represented by the certificate or certificates. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "*Conversion Date*." As promptly as practicable thereafter the Corporation shall issue and deliver to such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check for cash with respect to any fractional interest in a share of Common Stock as provided in Subsection 4(c) below. The holder shall be deemed to have become a stockholder of record of the relevant Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares of Preferred Stock represented by a certificate surrendered for conversion, the Corporation shall issue and deliver to the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of the applicable Preferred Stock representing the unconverted portion of the certificate so surrendered.

(c)   Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Preferred Stock. If more than one share of Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered. Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of any shares of Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined in good faith by the Corporation's Board of Directors.

(d)   Payment of Taxes. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the Preferred Stock so converted was registered or any income taxes, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(e)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all Preferred Stock from time to time outstanding. The Corporation shall from time to time use its best effort to obtain necessary director and stockholder approvals, in accordance with the laws of the State of Delaware, to increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Preferred Stock at the time outstanding, and shall take all such actions as are reasonably necessary to increase such authorized amount of Common Stock upon obtaining such approvals. Before taking any action that would cause an adjustment reducing the Conversion Price below the then-par value of the shares of Common Stock issuable upon the conversion of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(f)   Adjustment for Reclassification, Exchange and Substitution. If the Common Stock issuable upon the conversion of Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for in Section 5), then and in each such event the holder of each share of the applicable Preferred Stock shall have the right thereafter to convert such shares (in lieu of the shares of Common Stock which the holder would otherwise have been entitled to receive) into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change.

(g)   Reorganizations, Mergers or Consolidations. In case of any consolidation or merger of the Corporation with or into another corporation or the sale of all or substantially all of the assets of the Corporation to another corporation (other than a consolidation, merger or sale treated as a Sales Transaction pursuant to Subsection 2(c) above), each share of Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property that a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of Preferred Stock would have been entitled upon such consolidation, merger or sale; and in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions of Sections 4 and 5 with respect to the rights and interest thereafter of the holders of Preferred Stock, to the end that the provisions set forth in Sections 4 and 5 shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Preferred Stock.

(h)   Valid Issuance. All shares of Common Stock that may be issued upon conversion of the shares of the Preferred Stock will upon issuance by the Corporation be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

5. Adjustment of Conversion Price.

The Conversion Price from time to time in effect shall be subject to adjustment from time to time as follows:

(a) Stock Splits, Dividends and Combinations. In case the Corporation shall at any time subdivide the outstanding shares of Common Stock or shall issue a dividend in Common Stock on its outstanding Common Stock without a corresponding subdivision of or dividend on the Preferred Stock, the Conversion Price for the applicable Preferred Stock in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Corporation shall at any time combine the outstanding shares of Common Stock into a lesser number of shares of Common Stock without a corresponding combination of the Preferred Stock, the Conversion Price for the applicable Preferred Stock in effect immediately prior to such combination shall be proportionately increased, concurrently with the effectiveness of such subdivision, dividend or combination, as the case may be.

(b) Noncash Dividends, Stock Purchase Rights, Capital Reorganizations and Dissolutions. In case:

(i) the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or any other distribution, payable otherwise than in cash; or

(ii) the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase any shares of stock of any class or to receive any other rights; or

(iii) of any capital reorganization of the Corporation, reclassification of the capital stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock), consolidation or merger of the Corporation with or into another Corporation that is not a Sales Transaction or conveyance of all or substantially all of the assets of the Corporation to another corporation that is not a Sales Transaction;

then, and in any such case, the Corporation shall, unless waived in writing by holders of a majority of the outstanding shares of each series of Preferred Stock, cause to be mailed to the transfer agent for the applicable series Preferred Stock and to the holders of record of the outstanding Preferred Stock, at least 10 days prior to the date hereinafter specified, a notice stating the date on which (i) a record is to be taken for the purpose of such dividend, distribution or rights, or (ii) such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

7. Mandatory Conversion.

Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the occurrence of a closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Corporation to the public with gross proceeds of at least $30 million (an "*IPO*"). In addition, each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the affirmative vote of the holders of at least a majority of the then-outstanding shares of the applicable series of Preferred Stock, voting separately as a single class.

SIXTH: Except as otherwise provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

SEVENTH: In furtherance and not in limitation of the powers conferred upon it by the General Corporation Law of the State of Delaware, and subject to the terms of any series of Preferred Stock, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Certificate of Incorporation, by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article SEVENTH.

EIGHTH: Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

NINTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be established from time to time by the Board of Directors. Election of directors need not be by written ballot, except as and to the extent provided in the Bylaws of the Corporation. Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal. Advance notice of business or director nominations to be brought by stockholders shall be given in the manner provided by the Bylaws of the Corporation,

TENTH: Special meetings of stockholders for any purpose or purposes may be called at any time only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer), and may not be called by any other person or persons. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article TENTH.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, creditors or other constituents, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Certificate of Incorporation or the Bylaws of the Corporation, (d) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws of the Corporation or (e) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ELEVENTH, Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article ELEVENTH. If any provision or provisions of this Article ELEVENTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article ELEVENTH (including, without limitation, each portion of any sentence of this Article ELEVENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.